EXHIBIT 99.2

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF Pacira BioSciences, Inc.

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share (excluding commissions)	Description of Transaction
10/08/2026	Doma Perpetual Lo Equity Master Fund LP	1,965,765	$36.29	Open-market sale
10/08/2026	The John Templeton Foundation	812,019	$36.29	Open-market sale
10/08/2026	Pedro Escudero	159,000	$36.29	Open-market sale
10/13/2026	Doma Perpetual Lo Equity Master Fund LP	10	$36.34	Open-market sale